January 21, 2010

Via facsimile (703-813-6968), U.S. mail and EDGAR

Mr. Hagan Ganem
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Met-Pro Corporation
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 10, 2009
File No. 001-07763

Dear Mr. Ganem:

This letter serves to respond to your letter dated December 29, 2009 regarding Met-Pro Corporation’s Annual Report on Form 10-K filed on April 10, 2009, which was for its fiscal year ended January 31, 2009.

Form 10-K for the Fiscal Year Ended January 31, 2009:

1.	Cover Page - Your cover page indicates that your class of common shares is registered under Section 12(b) and Section 12(g) of the Exchange Act. Please note that subsections (b) and (g) of Section 12 provide alternative grounds for registration. In future filings, please revise the cover page to indicate for each class of securities registered under the Exchange Act only the section under which your present reporting obligations arise. Because your common shares are listed on the New York Stock Exchange, a national securities exchange, your cover page should indicate that your common shares are registered under Section 12(b) only.

Response:

Beginning with our Form 10-K for the fiscal year ending January 31, 2010 and in future filings, our cover page will indicate that Met-Pro Corporation’s common shares are registered under Section 12(b) of the Exchange Act only.

2.	Item 5. Market for the Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 14: (e) Securities Authorized For Issuance Under Equity Compensation Plans, page 16 - We note that you maintain more than one equity compensation plan pursuant to which you have a number of securities remaining available for future issuance. In future filings, please provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

160 Cassell Road, P. O. Box 144, Harleysville, PA 19438-0144 ● (215) 723-6751 ● FAX: (215) 723-6758
Email: mpr@met-pro.com ● Website: www.met-pro.com

Response:

Beginning with our Form 10-K for the fiscal year ending January 31, 2010 and in future filings, we intend to provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18: Liquidity, page 22 - In future filings, please identify and separately describe your external sources of liquidity.  In this regard, we note your disclosures about your various debt arrangements in Note 5 to your financial statements.  Please refer to Item 303(a)(1) of Regulation S-K.

Response:

Beginning with our Form 10-K for the fiscal year ending January 31, 2010 and in future filings, we shall identify and separately describe Met-Pro’s external sources of liquidity in Management’s Discussion and Analysis pursuant to Item 303(a)(1) of Regulation S-K.

4.
Item 15. Exhibits and Financial Statement Schedules, page 61: General - Please tell us what consideration you have given to filing as exhibits the documents evidencing the terms of your short- and long-term debt arrangements.  In this regard, we note your disclosures about your various debt arrangements in Note 5 to your financial statements.

Response:

We intend to file exhibits evidencing the terms of our short- and long-term debt arrangements with our Form 10-K for the fiscal year ending January 31, 2010.

5.
Item 15. Exhibits and Financial Statement Schedules, page 61: Exhibits 31.1 and 31.2 - In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without omitting the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d).  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Response:

Beginning with our Form 10-K for the fiscal year ending January 31, 2010 and in future Form 10-K and Form 10-Q filings, we intend to file our certifications as set forth in Item 601(b)(31)(i) of Regulation S-K, without omitting the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d).

Definitive Proxy Statement on Schedule 14A:

6.
Compensation Discussion and Analysis, page 9: Establishing Executive Compensation, page 10 - We note that in making compensation decisions, your compensation committee may compare each component of total compensation against amounts paid by your peer companies. With a view towards future disclosure, please provide us with a detailed explanation of how your compensation committee used comparative compensation information and how this comparison affected its compensation decisions. For example, if the committee uses specific benchmarks, please disclose them and discuss where your named executive officers' actual compensation levels fell relative to those benchmarks. Finally, please tell us what you mean by the term "market competitive," as used on page 10. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Compensation and Management Development Committee’s (the “Committee”) approach is to periodically (currently on an approximately two or three year cycle) engage an outside consultant to provide a comparative assessment of executive level compensation; to consider compensation increases in February, in connection with the annual salary review process; and where the sense of the Committee is that compensation levels are within the range considered by the Committee to be appropriate, provide for annual base salary increases, with the actual specific amount of the increase to take into account a variety of factors including, without limitation, market based data provided by outside consultants; the scope and nature of the executive’s responsibilities; inflation; comparative geographical cost of living differences; and the nature of the executive’s performance during the prior fiscal year, with superior effort and performance resulting in a base salary increase at the upper end of the range. Similarly, where the sense of the Committee is that compensation is below the bottom end of the range that the Committee considers to be acceptable, the Committee will award a compensation increase that is beyond the “normal” range of increases, it being the Committee’s view that, depending upon the circumstances, the process of bringing the executive’s compensation into an acceptable range may occur over the course of several years.

The Committee’s approach was to consider the compensation for an executive to be “market competitive” and appropriate for Met-Pro Corporation if all major items of compensation are within a range of 15% (plus or minus) of market median of comparable companies.

7.
Compensation Discussion and Analysis, page 9: Base Salary, page 10 - We note from your summary compensation table that the committee increased the base salaries of your named executive officers for the year ended January 31, 2009.  With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the committee's reasons for increasing base salaries and how the committee determined the amounts of such increases.  In doing so, you should describe with specificity all of the material factors the committee considered and avoid general statements, such as the statement on page 10 to the effect that "[t]he Committee considers the following factors (among others) during its review .... "  Your discussion and analysis should address named executive officers individually to the extent that items personal to them, such as individual performance, materially influenced the committee's decisions.  See Items 402(b)(1)(v) and (2)(vii) and (ix) of Regulation S-K.

Response:

The Hay Group, an independent consultant, was commissioned by the Committee for the fiscal year beginning February 1, 2008 (which is the fiscal year ended January 31, 2009) to provide a compensation review. The compensation review was comprised of three components of compensation for senior level executives: base salary; total direct compensation (defined as the sum of base compensation plus the target cash bonus amount); and total compensation (defined as the sum of base compensation, the target cash bonus amount, and the value of long-term incentives).

The Hay Group Report, considered by the Committee in connection with the fiscal year beginning February 1, 2008 annual senior level salary reviews, indicated that target bonus levels and long-term incentive values for the Company’s Named Executive Officers were market competitive.  The base salary of four of the Named Executive Officers was considered market competitive, while the base salary for the Chief Executive Officer was more than 15% below the market median.

Based in part upon the Hay Group Report, it was the sense of the Committee that the fiscal year beginning February 1, 2008 compensation levels for the four Named Executive Officers, whose compensation was found in all three respects to be market competitive, was appropriate to accomplish the Committee’s goals of incentivizing and retaining these key executives, and that no major changes to the compensation paid to these executives was needed to accomplish the Committee’s goals.  Accordingly, consistent with this approach, in February 2008 the Committee approved base salary increases recommended by the Chief Executive Officer for these Named Executive Officers. In each instance, the Chief Executive Officer’s recommendation was supported by an analysis of the executive’s performance during the fiscal year, with superior effort and performance resulting in a base salary increase at the upper end of the range.  Specifically, the performances by Messrs. Morgan and D’Alterio, two Named Executive Officers, were seen as warranting a base salary increase at the higher end of the range, with a component of Mr. D’Alterio’s increase also being deemed to better reflect the significant nature and scope of his responsibilities.

As indicated above, the Hay Group Report concluded that the Chief Executive Officer’s base salary was below the range considered to be market competitive.  The Committee relied upon this analysis, in part, in making its decision to increase Mr. De Hont’s fiscal year beginning February 1, 2008 salary by 10%, from $310,000 to $341,000.  The Committee considered Mr. De Hont’s performance during the year to be at a very high level and to warrant a “normal” increase at the top of the range.  The remainder of this increase was explicitly intended to bring Mr. De Hont’s base salary closer to the market competitive level desired by the Committee, with the Committee’s view being that, assuming that Mr. De Hont continued to perform at expected high levels, a similar percentage increase in base salary could be anticipated for the fiscal year beginning February 1, 2009 before Mr. De Hont’s base salary may be at the market competitive level.

8.
Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11 - We note that amounts earned under your management incentive plan are determined in part by comparing actual performance against targeted company performance goals.  With a view towards future disclosure, please provide us with the threshold financial target applicable to your chief executive officer and your chief financial officer.  In this regard, we note that their target is based on company performance (as opposed to segment- or unit-level performance).  In addition, please provide us with your analysis under Instruction 4 to Item 402(b) of Regulation S-K as to why you did not include this information in your filing.  Please refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

The threshold financial target in the Company’s fiscal year ended January 31, 2009 Management Incentive Plan, applicable to the Chief Executive Officer and the Chief Financial Officer, was profit before tax of $16,860,000.  The Company did not include this number in its 2009 Definitive Proxy Statement because of its conclusion that this information was confidential financial and commercial information, the disclosure of which would result in competitive harm to the Company.  The Company has recently re-analyzed this and without prejudice to its prior position, intends to disclose the fiscal year ending January 31, 2010 threshold financial target in the 2010 Definitive Proxy Statement.

9.
Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11 – We note your disclosure on page 11 that "the threshold targets represent a goal of high achievement."  With a view towards future disclosure, for the named executive officers with threshold financial targets tied to performance at a level below company performance, such as segment- or unit-level performance, please provide us with more meaningful disclosure about how difficult you believe it was for the undisclosed targets to be achieved.  A statement that the targets "represent a goal of high achievement" is insufficient absent more detailed information.  You should provide support for the level of difficulty you assert, which could include, for example, a discussion of the correlation between historical and future achievement of the relevant performance metric.

Response:

The Company’s statement that the “threshold targets represent a goal of high achievement” is based, in part, upon the empirical evidence that, in any given year a substantial percentage of plan participants do not meet the threshold performance levels under the plan. In fact, the data shows that during the last two years, only a minority of plan participants below the level of Executive Vice President have met the threshold performance level.  The data is as follows:

Fiscal year ended January 31,	Number of eligible participants below the level of Executive Vice President	Number of such persons meeting threshold performance level	Percent of such persons who met threshold performance level	Number of such persons who met the threshold targets two years in a row
2009	8	3	37.50%	1
2008	7	2	28.57%	1
2007	7	4	57.14%	3

Given that the threshold performance level for these executives is the profit before tax amount that is contained in a carefully developed, “bottom up” annual operating plan for the business unit managed by these executives, the Company intends that each executive qualify for a bonus under the plan; however, in light of the small number of these executives who qualify for a bonus, the Company’s analysis is that the threshold targets are not easily attained. This conclusion is further buttressed by the even smaller number of plan participants who meet the threshold standards two consecutive years in a row.

10.	Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11 - With a view towards future disclosure, please tell us the personal performance goals for each named executive officer and the committee's evaluation of each officer's performance with respect to those goals. In doing so, please briefly address why Mr. Tetley did not receive a cash incentive award.

Response: A summary of personal performance goals for the Company’s Named Executive Officers for fiscal year ended 2009 is as follows: Mr. De Hont:

• Mr. De Hont’s personal performance goals provided for specified objectives pertaining to business performance, business strategy, leadership, and corporate governance.

Mr. Morgan:

• Mr. Morgan’s personal performance goals provided for specified objectives pertaining to business performance, business strategy, leadership, and corporate governance.

Mr. Tetley:

• Mr. Tetley’s personal performance goals provided for specified objectives relating to business performance, market analysis and development, product development, and leadership.

Mr. D’Alterio:

• Mr. D’Alterio’s personal performance goals provided for specified objectives relating to business performance, manufacturing-related initiatives, product development, and leadership.

Mr. Verdone:

• Mr. Verdone’s personal performance goals provided for specified objectives relating to product development and manufacturing-related initiatives.

The Committee’s ratings for the performance goals were as follows: Mr. De Hont, 100%; Mr. Morgan, 100%; Mr. D’Alterio, 110%, and Mr. Verdone, 95%.

Mr. Tetley did not receive a cash bonus under the Management Incentive Plan because the business unit that he managed did not achieve the threshold profit before tax level.

11.
Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11 - We note that your compensation committee retains discretion to adjust payouts under your management incentive plan as it deems appropriate.  With a view towards future disclosure, please tell us whether the committee exercised any discretion to adjust payouts and, if so, tell us the impact of such adjustments and the committee's rationale for doing so. See Item 402(b)(2)(viii) of Regulation S-K.

Response:

The Committee exercised discretion with respect to the ratings of the personal performance goals for fiscal 2009 of Messrs. De Hont and Morgan. After assessing the performance on the individual components but not concluding as to specific performance rating for either of such executives, the Committee exercised its discretion and determined to rate personal performance levels at the 100% level, based upon what the Committee considered to be exemplary discipline and judgment exercised by Messrs. De Hont and Morgan with respect to acquisition opportunities that the Company had actively investigated during the fiscal year.

If the personal performance goals had been assessed at 50%, the awards to Messrs. De Hont and Morgan would have been reduced by $18,325 and $9,458, respectively, and if the personal performance goals had been assessed at 75%, the awards to Messrs. De Hont and Morgan would have been reduced by $9,163 and $4,729, respectively.

12.	Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11 - We note your presentation of the formulas used to calculate the incentive cash awards for your named executive officers. In future filings, please provide an illustration of the application of one of the formulas by using the actual calculation for one of your named executive officers.

Response:

Beginning with our 2010 Definitive Proxy Statement and in future filings, we intend to provide an illustration of the application of one of the formulas used to calculate the incentive cash awards by using the actual calculation for one of the Named Executive Officers.

13.	Compensation Discussion and Analysis, page 9: Grants of Plan-Based Awards, page 17 - Based on the discussion of your management incentive plan on pages 11-13, it appears that threshold payout amounts should be disclosed under column (c) of your grants of plan-based awards table. See Instruction 2 to Item 402(d) of Regulation S-K. Please tell us why you did not include these amounts in the table and revise in future filings accordingly.

Response:

Future filings will include a threshold payout amount in column (c) for awards under the Company’s Management Incentive Plan.  The reference in column (c) to “zero” amounts was a result of a misunderstanding of the Instruction 2 to Item 402(d) of Regulation S-K.

14.
Compensation Discussion and Analysis, page 9: Pension Plans, page 20 - In future filings, please describe in greater detail how you determined the amounts contributed to each named executive officer's SERP account.  See Item 402(1)(v) of Regulation S-K.

Response:

Beginning with our 2010 Definitive Proxy Statement and in future filings, we intend to provide greater detail on how we determined the amounts contributed to each Named Executive Officer’s SERP account, in accordance with Item 402(1)(v) of Regulation S-K.

In connection with the responses to your comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
• Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letter required.

Sincerely,

/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance